Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-751-559-7858

ELAN ANNOUNCES WEBCAST OF FOURTH QUARTER AND FULL-YEAR 2012 FINANCIAL RESULTS

DUBLIN, IRELAND, January 23, 2013 -- Elan Corporation, plc (NYSE: ELN) announced today that it will host a conference call on Wednesday, February 6, 2013 at 8:30 a.m. Eastern Standard Time (EST), 1:30 p.m. Greenwich Mean Time (GMT) with the investment community to discuss Elan’s fourth quarter and full-year 2012 financial results, which will be released before the European and U.S. financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Following the live webcast, an archived version of the call will be available at the same URL.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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